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04017063

...ATES
...NGE COMMISSION
... 20549

SEC FILE NUMBER
~~8-39437~~
8-48718

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAY 2 0 2004
516

NAME OF BROKER-DEALER:
Sorsby Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

676 North Michigan Ave. Suite 3140
(No. and Street)

Chicago, Illinois 60611
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles C. Sorsby (312) 751-0469
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melvin H. Shapiro
(Name — if individual, state last, first, middle name)

1909 Deercrest Lane Northbrook, Illinois 60062
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles C. Sorsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sorsby Financial Corporation, as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
Linda L. Burney
Notary Public, State of Illinois
My Commission Exp. 06/29/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 5 - SHAREHOLDER'S SUBORDINATED LOANS PAYABLE

The sole shareholder had subordinated his loans to the National Association of Securities Dealers, Inc. They are 0% interest bearing.

Their maturities are:

December 31, 2005	$ 98,100
February 1, 2006	50,000
June 30, 2006	90,000
	$ 238,100

NOTE 6-LEASE

The company occupies premises under a lease expiring December 31, 2004. The annual rent is $37,034 plus real estate taxes and common area maintenance.

Future minimum rentals are:

Year Ending December 31	
2004	$38,173

NOTE 7 - RELATED PARTY TRANSACTIONS

The company received $115,710 in sublease rental and administration fees from two affiliates during 2003. The affiliates are wholly owned by the sole shareholder of the company.

NOTE 8 – CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the calendar year ending December 31, 2003, there were no changes in liabilities subordinated to claims of general creditors.